Exhibit 99.49

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “Meeting”) of holders of common shares of Black Mammoth Metals Corporation (the “Company”) will be held at Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, at 10:00 a.m. (PST), on Friday, June 26, 2026, for the following purposes:

1.	To receive the audited financial statements of the Company, for the fiscal years ended December 31, 2024 and December 31, 2025;

2.	To appoint DeVisser Gray LLP, Chartered Accountants as the auditors of the Company for the ensuing year and to authorize the board of directors to fix their remuneration;

3.	To fix the number of directors at four (4) and to elect the board of directors for the ensuing year;

4.	To consider and, if thought advisable, to pass an ordinary resolution approving renewal of the Stock Option Plan; and

5.	To transact such other business as may be properly brought before the Meeting or any adjournment(s) thereof.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please refer to the notes accompanying the enclosed Proxy, then complete and return the Proxy to Computershare within the time set out in the notes.

Accompanying this Notice of Meeting is an Information Circular and a Form of Proxy. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

DATED this 22nd day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

“Dustin Henderson”

President and Chief Executive Officer

BLACK MAMMOTH METALS CORP.

INFORMATION CIRCULAR

FOR THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This information is given as of May 22, 2026

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of BLACK MAMMOTH METALS CORP. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

These Securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised management in writing that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.

The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited at the Company’s transfer agent, Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the resolutions placed before the Meeting by management and for the election of the management nominees for directors and auditor, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

Only registered holders of common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, “Communication with Beneficial Owners of Securities of a Reporting Issuer” (“NI-54-101”), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the “meeting materials”) as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner (“Non-Objecting Beneficial Owner” or “NOBO”).

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company’s agent to NOBOs include a Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (“Objecting Beneficial Owner” or “OBO”).

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge Proxy Services to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a)

be given a form of proxy which has already been signed by the intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada. in the manner set out above in this circular, with respect to the common shares beneficially owned by such OBO; OR

(b)

more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service Company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service Company in accordance with the instructions of the Intermediary or its service Company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

RECORD DATE

The Company has set the close of business on May 22, 2026 as the record date (the “Record Date”) for the Meeting. The common shareholders of record, as at the Record Date, are entitled to receive notice of and to vote at the Meeting subject to the provisions described above.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 22, 2026, 45,834,371 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record at the close of business on the 22nd day of May, 2026, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and Executive officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
Dustin Henderson	3,422,519	7.4%
Hollie Henderson	5,455,225	11.9%

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or Executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or Executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTE NECESSARY TO PASS RESOLUTIONS

An affirmative vote of 66 2/3rds of the votes cast in person or by proxy at the Meeting is required to pass the resolutions described herein as special resolutions.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, “informed person” means:

(a)	a director or Executive officer of the Company;

(b)	a director or Executive officer of a person or Company that is itself an informed person or subsidiary of the Company;

(c)

any person or Company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or Company as underwriter in the course of a distribution; and

(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as disclosed elsewhere in this Information Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

STATEMENT OF EXECUTIVE COMPENSATION

A.	General Provisions

For the purposes of this Information Circular:

“CEO” of the Company means an individual who acted as Chief Executive Officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” of the Company means an individual who acted as Chief Financial Officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Canadian Institute of Chartered Accountants Handbook;

“Executive officer” of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan;

“NEO” or “named Executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the Company’s three most highly compensated Executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an Executive officer of the Company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“re-pricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

B.	Compensation Discussion and Analysis

Compensation Program Objectives

The Company’s compensation policies and programs are designed to be competitive with similar junior resource exploration companies and to recognize and reward Executive performance consistent with the success of the Company. These policies and programs are intended to attract and retain capable and experienced people. The Board of Directors’ role and philosophy is to ensure that the Company’s goals and objectives, as applied to the actual compensation paid to the Company’s President and Chief Executive Officer and other Executive officers, are aligned with the Company’s overall business objectives and with shareholders interests.

In addition to informal industry comparables from publicly available information, the Board of Directors considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its shareholders, overall financial and operating performance of the Company, and the Board of Directors’ assessment of each Executive’s individual performance and contribution toward meeting corporate objectives. Performance is also recognized through the Company’s incentive option plan.

The Company established a Compensation Committee in fiscal 2013. In determining the appropriate base salary of an executive officer, the Compensation Committee considers the responsibilities of the individual, comparable salaries in the industry, the experience level of the individual and overall performance. Once the base salary has been established, it will be reviewed by the Compensation Committee on an annual basis. The Board of Directors makes the final determination regarding the Company’s compensation programs and practises.

The Compensation Committee will review, on an annual basis, the cash compensation, option-based awards, performance and overall compensation package for each NEO. The Compensation Committee will then present its findings and any recommendations to the Board for consideration and, if acceptable to the Board, for approval. The Compensation Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each of the NEOs.

Elements of the Compensation Program for Fiscal Years 2024 and 2025

The total compensation plan for the NEOs is comprised of two components: base salary or/and consulting fees and stock options. There is no policy or target regarding cash and non-cash elements of the Company’s compensation program. The Board of Directors annually reviews the total compensation of the Company’s Executives against the backdrop of the compensation goals and objectives described above.

Base Salary

As a junior exploration resource Company with no ongoing cash flow or revenues from production, the Company establishes salaries to its Executive officers at a level in keeping with the Company’s available resources.

Stock Options

The Company has a Stock Option Plan in place for the granting of stock options to the directors, officers, employees and consultants of the Company. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating such persons and to closely align the personal interest of such persons to that of the Company’s shareholders, having regard to the fact that the Company has no ongoing cash flow or revenue from production and, as a result, there are limited funds available for the payment of salaries or consulting fees. The allocation of options under the Company’s Stock Option Plan is determined by the Board of Directors which, in determining such allocations, considers such factors as previous grants to individuals, overall Company performance, share price, the role and performance of the individual in question, the amount of time directed to the Company’s affairs and time expended for serving on the Company’s Committees.

Risk Considerations

The Board of Directors intends to review from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Such a review occurred at the time of preparation of this Compensation Discussion & Analysis. Implicit in the Board of Directors’ mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s Executives, be designed in a manner which is in the best interests of the Company and its shareholders and risk implications is one of many considerations which are taken into account in such design.

It is anticipated that a portion (set at a level consistent with its industry peers) of the Company’s Executive compensation will consist of options granted under the Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. As the benefits of such compensation, if any, are not realized by the Executive until a significant period of time has passed, the ability of Executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is extremely limited.

The other element of compensation, salary, or consulting fees, represents the remaining portion of an Executive’s total compensation. While salary or consulting fees, are not “long term” or “at risk”, as noted above, this component of compensation represents a relatively small part of the total compensation and as a result it is unlikely that an Executive would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them from the standpoint of their short term compensation when their long term compensation might be put at risk from their actions.

Due to the small size of the Company, and the current level of the Company’s activity, the Board of Directors is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Company are reviewed, and which incorporation includes Executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There are no policies in place pursuant to which an NEO or director is permitted to purchase financial instruments including for greater certainty, prepaid variable forward contracts, equity swaps, collars, units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director.

C.	Director and Named Executive Officer Compensation

Executive Compensation is required to be disclosed for the (i) Chief Executive Officer (or individual who served in a similar capacity during the most recently completed financial year), (ii) Chief Financial Officer (or individual who served in a similar capacity during the most recently completed financial year), (iii) in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (i) and (ii) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and; and (iv) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year..

As at the Company’s years ended December 31, 2024 and December 31, 2025, the Company had two NEOs, whose names and positions held within the Company are set out in the summary compensation table below.

The following table is a summary of compensation (excluding compensation securities) paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, to each NEO and director for services provided and for services to be provided, directly or indirectly, to the Company or a subsidiary of the Company, for the Company’s years ended December 31, 2024 and December 31, 2025.

Table of compensation excluding compensation securities
Salary,
Name and position	Year Ended	consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)

Dustin Henderson(1) President, CEO and Director	Dec. 31, 2024 Dec. 31, 2025	60,000 100,000	Nil Nil	Nil Nil	Nil Nil	7,030 20,152	67,030 120,152

Mark Abrams(2) CFO and Director	Dec. 31, 2024 Dec. 31, 2025	Nil 15,646	Nil Nil	Nil Nil	Nil Nil	3,515 19,761	3,515 35,407

Adam Knight(3) Director	Dec. 31, 2024 Dec. 31, 2025	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 34,187	Nil 34,187

Harvey Lalach(4) Director	Dec. 31, 2024 Dec. 31, 2025	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 23,160	Nil 23,160

(1) Mr. Henderson was appointed CEO of the Company on May 31, 2013.

(2) Mr. Abrams was appointed CFO of the Company on May 31, 2013.

(3) Mr. Knight was appointed to the Board of the Company on August 5, 2021.

(4) Mr. Lalach was appointed to the Board of the Company on September 19, 2023.

Narrative Discussion

During the financial years ended December 31, 2024 and December 31, 2025, the Company had two NEOs: Dustin Henderson, CEO of the Company and Mark Abrams, CFO of the Company.

The Company paid the following compensation to its NEOs for the years ended December 31, 2024 and December 31, 2025:

(a)	A total of $67,030 was paid to Dustin Henderson, CEO of the Company, pursuant to the terms of his employment agreement with the Company and with respect to this position as CEO of the Company.

(b)	A total of $3,515 was paid to Mark Abrams, the CFO of the Company, pursuant to the terms of his employment agreement with the Company and with respect to his position as CFO of the Company.

Other Compensation

The Company does not provide any pension, retirement plan or other remuneration for its Directors or Officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

D.	Incentive Plan Awards

The Company has in place a Stock Option Plan for the purpose of attracting and motivating Directors, Officers, Employees and Consultants of the Company and advancing the interests of the Company by affording such persons the opportunity to acquire an equity interest in the Company through rights granted under the Plan to purchase shares of the Company.

STOCK OPTIONS AND OTHER COMPENSATION SECURITIES

OUTSTANDING OPTION-BASED AWARDS

The following table sets forth stock options, or other compensation securities, granted or issued to each director and NEO by the Company in the financial year ended December 31, 2024.

COMPENSATION SECURITIES
NAME AND POSITION	TYPE OF COMPEN-SATION SECURITY	NUMBER OF COMPENSATION SECURITIES, NUMBER OF UNDERLYING SECURITIES AND PERCENTAGE OF CLASS (#)	DATE OF ISSUE OR GRANT(7)	EXERCISE PRICE ($)	CLOSING PRICE OF UNDERLYING SECURITY ON DATE OF GRANT ($)	CLOSING PRICE OF UNDERLYING SECURITY AT YEAR END ($)	EXPIRY DATE
Dustin Henderson(1) President, CEO and Director	Stock option (common shares)	90,000	May 21, 2024	$0.60	$0.60	$6.22	May 21, 2029
Mark Abrams(2) CFO and Director	Stock option (common shares)	90,000	May 21, 2024	$0.60	$0.60	$6.22	May 21, 2029
Harvey Lalach(3) Director	Stock option (common shares)	90,000 105,000	May 21, 2024 Jan. 19, 2024	$0.60 $0.12	$0.60 $0.12	$6.22 $6.22	May 21, 2029 Jan. 19, 2029
Adam Knight(4) Director	Stock option (common shares)	130,000 172,000	May 21, 2024 Jan. 19, 2024	$0.60 $0.12	$0.60 $0.12	$6.22 $6.22	May 21, 2029 Jan. 19, 2029

(1) As at the Record Date, Mr. Henderson held an aggregate of 300,000 stock options.

(2) As at the Record Date, Mr. Abrams held an aggregate of 195,000 stock options.

(3) As at the Record Date, Mr. Lalach held an aggregate of 195,000 stock options.

(4) As at the Record Date, Mr. Knight held an aggregate of 407,000 stock options.

No stock options, or other compensation securities, were granted or issued to each director and NEO by the Company in the financial year ended December 31, 2025.

There were no compensation securities exercised by each director and NEO of the Company in the years ended December 31, 2024 and December 31, 2025 for services provided, directly or indirectly, to the Company.

OPTION REPRICINGS

There were no re-pricings of Stock Options under the Stock Option Plan or otherwise during the Company’s completed financial years ended December 31, 2024 and December 31, 2025.

E.	Pension Plan Benefits

The Company has no pension plans that provide for payments or benefits to any NEO at, following or in connection with retirement.

The Company also does not have any deferred compensation plans relating to any NEO.

F.	Termination and Change of Control Benefits

Other than as disclosed herein, the Company does not have any pension or retirement plan which is applicable to the NEOs. The Company has not provided compensation, monetary or otherwise, during the most recently completed financial year, to any person who now or previously has acted as an NEO of the Company, in connection with or related to the retirement, termination or resignation of such person, and the Company has provided no compensation to any such person as a result of a change of control of the Company. The Company is not party to any compensation plan or arrangement with an NEO resulting from the resignation, retirement or termination of employment of any such person.

There are no compensatory plans or arrangements between the Company and an NEO with respect to the resignation, retirement or other termination of employment of the NEO, a change of control of the Company or a change in the NEO’s responsibilities following a change of control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Security holders	2,612,500	$0.37	642,137
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,612,500		642,137

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Security holders	2,552,500	$0.37	1,486,237
Equity compensation plans not approved by security	Nil	Nil	Nil

holders
Total	2,552,500	1,486,237

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Executive officer, director, employee, former Executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company or its subsidiaries at any time since the commencement of the Company’s completed financial years ended December 31, 2024 and December 31, 2025. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

MANAGEMENT CONTRACTS

During the Company’s financial years ended December 31, 2024 and December 31, 2025 there were no management functions of the Company which were, to any substantial degree, performed by a person other than a director or Senior Officer of the Company.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices the Company is required to and hereby discloses its corporate governance practices as follows.

1.	Board of Directors

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Applying the definition set out in section 1.4 of NI 52-110, two of the four members of the Board are independent. The members who are independent are Adam Knight and Harvey Lalach.

Dustin Henderson and Mark Abrams are not independent by virtue of the fact that they are executive officers of the Company.

2.	Directorships

The following directors of the Company are also directors of other reporting issuers as stated:

Name of Director	Name of Other Reporting Issuer

Dustin Henderson	N/A

Mark Abrams	Viscount Mining Inc. Bayhorse Silver Inc.

Adam Knight	N/A

Harvey Lalach	N/A

3.	Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with the policies of the Board of Directors, and other relevant corporate and business information. New directors are encouraged to ask questions to clarify any issues that they may have with respect to theirs roles and responsibilities as a director. The Board is notified of any material changes in reporting or regulations that may have an impact on their duties via e-mail from the CEO or Corporate Secretary.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings. Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

4.	Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the Board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5.	Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company’s mission and strategic objectives, and a willingness to serve.

6.	Compensation

The Board of Directors conducts reviews with regard to directors’ compensation once a year. To make its recommendation on directors’ compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

7.	Other Board Committees

Other than the Audit Committee, the Board has determined that the standing committees at this stage of the Company’s development shall be:

Committee	Members

Compensation	Adam Knight (Chairperson)
Dustin Henderson
Mark Abrams

8.	Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and Committees. The Board does not consider that formal assessments would be useful at this stage of the Company’s development. The Board conducts informal annual assessments of its effectiveness, the individual Directors and each of its committees.

9.	The Compensation Committee

The Compensation Committee has adopted a formal written mandate to provide its members with minimum guidelines to assist the Compensation Committee with fulfilling its responsibilities. The main duties of the Compensation Committee include:

•	to annually evaluate the performance of the President and Chief Executive Officer of the Company;
•	to annually review the compensation of the President and Chief Executive Officer of the Company, including annual, long-term and other compensation;
•	to annually review the compensation of senior management, other executive officers and key employees of the Company, including annual, long-term and other compensation;
•	to annually review the compensation of directors in light of risks and responsibilities;
•

to consider the implementation of short and long-term incentive plans proposed by management, to make recommendations to the Board with respect to the same and to annually review such plans after their implementation; and

•	to annually review any other benefit plans proposed by management and to make recommendations to the Board with respect to their implementation.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following.

A.	Audit Committee Charter

The Company’s Audit Committee is governed by an Audit Committee Charter, the text of which is attached as Schedule “A” to this Information Circular.

B.	Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors, Harvey Lalach, Adam Knight and Dustin Henderson. As defined in NI 52-110, Dustin Henderson is not “independent” and Harvey Lalach and Adam Knight are “independent”. Also as defined in NI 52-110, all of the Audit Committee members are “financially literate”.

A member of the Audit Committee is “independent” if the member has no direct or indirect material relationship with the

Company. A material relationship means a relationship which could, in the view of the Company’s Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

C.	Relevant Education and Experience

NI 52-110 provides that a member of the Audit Committee is considered to be “financially literate” if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexities of the issues that can reasonably be expected to be raised by the Company.

All of the members of the Company’s Audit Committee are considered to be “financially literate”, as that term is defined in NI 52-110.

Mr. Harvey Lalach is a senior management executive with experience across diverse business sectors and organizations, including mineral exploration, ranging from start-ups to small cap in numerous private and public companies with over 28 years of administrative dealings with both Canadian and U.S. securities regulators. Areas of expertise include project management, operational management, budgeting, and reporting and analysis.

Adam Knight is a professional mining engineer with over 27 years of experience in both surface and underground mining, with a particular focus on projects in Nevada.

Dustin Henderson has 15 years Mutual Fund Industry experience and has been involved in the exploration mining industry, primarily with Canadian publicly listed mining companies, in roles ranging from: President, CFO, Director and Investor Relations for the last 18 years. Mr. Henderson holds a Bachelor of Business Administration with a concentration in Finance from Simon Fraser University and has passed Level 1 of the CFA exam.

The Board of Directors believes that the Audit Committee members have the relevant education and experience to comply with NI 52-110.

Since the commencement of the Company’s financial years ended December 31, 2024 and December 31, 2025, the Company’s Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a Company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the Audit Committee, on a case-by-case basis.

D.	Audit Committee Oversight

At no time during the most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

E.	Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services beyond a review and approval process for such services.

F.	External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees	Tax Fees (2)	All Other Fees

December 31, 2024	$22,000	$Nil	$Nil	$Nil
December 31, 2025	$30,000	$Nil	$Nil	$Nil
1.

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation such as comfort letters, consents, reviews of securities filings and statutory audits.

2.

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice include assistance with tax audits and appeals, tax advice related to mergers and acquisitions and requests for rulings or technical advice from tax authorities.

G.	Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.	Financial Statements and Auditor’s Report

The Board has approved the audited financial statements for the fiscal years ended December 31, 2024 and December 31, 2024, together with the auditor’s report thereon, copies of which have been sent to shareholders who had requested receipt of same. Copies of these materials are available on SEDAR+ at www.sedarplus.ca.

B.	Appointment of Auditor

Management proposes that DeVisser Gray LLP, of 401 – 905 West Pender Street, Vancouver, BC V6C 1L6, be re- appointed as auditors of the Company to hold office until the next annual general meeting of the Company’s shareholders.

C.	Set Number of Directors

Management of the Company intends to propose a resolution to set the number of directors at four (4).

D.	Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on July 24, 2013 and the Shareholders of the Company on September 9, 2013, any additional director nominations for the Meeting must have been received by the Company in compliance with the Company’s Advance Notice Policy.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular:

Name of Nominee, Residence and Present Positions Held	Principal Occupation	Director Since	Number of Shares Beneficially Owned or Controlled
Dustin Henderson (1) Vernon, BC, Canada President, Chief Executive Officer, Corporate Secretary and Director	Mr. Henderson has worked in the finance industry for over 24 years which includes the current role of President of Nevada based IDA Gold Corp. and IDA Mining Corp., past roles including 15 years as an independent Registered Mutual Fund Representative and with public companies as CFO and IR.	Oct 15, 2004	3,422,519
Mark J. Abrams Spokane, Washington, United States Director, Chief Financial Officer & Vice President of Exploration

Mr. Mark Abrams is a licensed geologist with over thirty years of mineral exploration experience with emphasis on identification, evaluation, acquisition and development of precious metal deposits in North America, South

America and Asia.

		Apr 27, 2010	Nil
Adam Knight (1) Lovelock, Nevada, United States Director	Adam Knight is a professional mining engineer with over 27 years experience in both surface and underground mining, with a particular focus on projects in Nevada.	August 5, 2021	Nil

Name of Nominee, Residence and Present Positions Held	Principal Occupation	Director Since	Number of Shares Beneficially Owned or Controlled
Harvey Lalach (1) Kelowna, BC, Canada Director	Harvey Lalach is a senior management executive with experience across diverse business sectors and organizations, including mineral exploration, ranging from start-ups to small cap in numerous private and public companies with over 28 years of administrative dealings with both Canadian and U.S. securities regulators.	September 19, 2023	Nil

(1)	Member of the Company’s Audit Committee

The terms of office of those nominees who are presently Directors will expire as of the date of the Meeting. All of the Directors who are elected at the Meeting will have their term of office expire at the next Annual General Meeting of the Company.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or Executive officer of any Company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the Company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or Executive officer ceased to be a director or Executive officer, in the Company being the subject of a cease trade or similar order or an order that denied the relevant Company access to any exemption under securities legislation, for a period of more that 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

E.	Incentive Stock Option Plan

Renewal of Incentive Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution approving the renewal of the Stock Option Plan (the “Plan”), which was adopted at the Company’s last Annual General Meeting held January 10, 2025. The purpose of the Plan is to assist the Company in attracting, retaining and motivating directors, officers, employees and consultants to the Company and to closely align the personal interests of such directors, officers, employees and consultants with the interests of the Company and its shareholders. Options granted under the Plan will be non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently ten years). A summary of the material aspects of the Plan is as follows:

1.	the renewal and implementation of the Plan is subject to shareholder approval and acceptance by the TSX Venture Exchange;

2.	the Plan will be administered by the Company’s Board of Directors or, if the Board so designates, a Committee of the Board appointed in accordance with the Plan to administer the Plan;

3.

the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of the Company at that time, less the number of shares, if any, subject to existing options;

4.

following termination of an optionee’s employment, directorship, consulting agreement or other qualified position, the optionee’s option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee is engaged in providing investor relations services), as has been determined by the directors;

5.

an option granted under the Plan will terminate one year following the death of the optionee. These provisions do not have the effect of extending the term of an option which would have expired earlier in accordance with its terms, and do not apply to any portion of an option which had not vested at the time of death or other termination;

6.

as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of the Company (the “Outstanding Shares”) in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 month period, and options granted to persons employed to provide investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period;

7.

options may not be granted at prices that are less than the Discounted Market Price as defined in Exchange policy which, subject to certain exceptions, generally means the most recent closing price of the Company’s shares on the Exchange, less a discount of from 15% to 25%, depending on the trading value of the Company’s shares;

8.

for any option which would otherwise expire during the period during which the Optionee was prohibited from trading in the Company’s securities (a “Blackout Period”), the term of such option shall be extended such that the option shall expire at the close of business on the tenth business day subsequent to the date the Blackout Period has been terminated;

9.	any amendment of the terms of an option shall be subject to any required regulatory and shareholder approvals; and

10.

in the event of a reorganization of the Company or the amalgamation, merger or consolidation of the shares of the Company, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionee as it may deem advisable.

A copy of the Plan will be available for review at the Meeting.

Directors’ Recommendation

The Board has determined that the renewal of the Plan is in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favour of the ordinary resolution approving the renewal of the Plan.

Shareholder Approval

As disclosed above, the renewal of the Plan is subject to the Company receiving shareholder approval therefor.

The form of resolution to be placed before shareholders at the Meeting is as follows:

“Be it Resolved that, as an Ordinary Resolution, with or without amendment:

1.

The renewal by the Company of the Stock Option Plan as described in the management information circular dated May 22, 2026, prepared in connection with this annual general meeting of shareholders, is hereby approved, ratified and confirmed, with or without amendment.

2.	The board of directors of the Company is authorized to perform such further acts and execute such further documentation as may be required to give effect to the foregoing.”

The persons named in the form of proxy, if named as proxy, intend to vote such proxy in favour of the resolution to approve the renewal of the Plan, unless a shareholder has specified in its proxy that its common shares are to be voted against the resolution. If no choice is specified by the shareholder to vote for or against the resolution referred to above, the persons whose names are printed in the enclosed form of proxy intend to vote in favour of the resolution. (In the event the resolution to approve the renewal of the Plan is approved, the continuation of the Plan will be subject to the Company receiving shareholder approval for the renewal thereof at subsequent Annual General Meetings.)

F.	Other Matters to be Acted Upon

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR+ at www.sedarplus.ca. Financial Information concerning the Company is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the financial years ended December 31, 2024 and December 31, 2025.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion and Analysis may contact the Company at its offices located at 1710 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2L3, Canada, or by telephone at 1-604-347-9101.

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Company’s Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the 22nd day of May, 2026.

ON BEHALF OF THE BOARD OF DIRECTORS

“Dustin Henderson”

DUSTIN HENDERSON

President & CEO

BLACK MAMMOTH METALS CORP.

(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company is to provide an open avenue of communication between management, the Company’s independent auditor and the Board and to assist the Board in its oversight of:

•	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;
•	the Company’s compliance with legal and regulatory requirements related to financial reporting; and
•	the independence and performance of the Company’s independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with International Financial Reporting Standards (“IFRS”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with IFRS.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.	Review the appointments of the Company’s Chief Financial Officer and any other key financial Executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor’s judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the independent auditor without the presence of management.

8.	Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.	Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11.	Establish and review the Company’s procedures for the:

•	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
•	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.

Perform such other functions and exercise such other powers as are prescribed from time to time for the Audit Committee of a reporting Company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of the Company.